VIA EDGAR AND EMAIL

Mr. John Stickel Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549	September 12, 2022

Re:	Corebridge Financial, Inc. Requested Date: September 14, 2022 Requested Time: 3:00 p.m., Eastern Time Registration Statement on Form S-1 (File No. 333-263898)

Dear Mr. Stickel:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”),  J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Piper Sandler & Co., as representatives of the several underwriters, hereby join Corebridge Financial, Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1, as amended (File No. 333-263898) (the “Registration Statement”), to become effective on September 14, 2022, at 3:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as Corebridge Financial, Inc. or its outside counsel, Debevoise & Plimpton LLP, may request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, the undersigned advise that, as of the date hereof, they have distributed approximately 500 copies of the preliminary prospectus dated September 6, 2022 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply, and they have been informed by the participating underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC

By	/s/ Michael Rhodes
	Name:	Michael Rhodes
	Title:	Executive Director

MORGAN STANLEY & CO. LLC

By	/s/ Jyri Wilska
	Name:	Jyri Wilska
	Title:	Managing Director

PIPER SANDLER & CO.

By	/s/ Demetrios Hadgis
	Name:	Demetrios Hadgis
	Title:	Managing Director

cc:
Erin Purnell, Securities and Exchange Commission
Michael Volley, Securities and Exchange Commission
Amit Pande, Securities and Exchange Commission
Christine Nixon, Corebridge Financial, Inc.
Paul M. Rodel, Debevoise & Plimpton LLP
Eric T. Juergens, Debevoise & Plimpton LLP
Craig B. Brod, Cleary Gottlieb Steen & Hamilton LLP
Jeffrey D. Karpf, Clearly Gottlieb Steen & Hamilton LLP
Lucy Fato, American International Group Inc.